K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 3, 2017
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 55
- Neuberger Berman Hedged Option Premium Strategy Fund
- 1933 Act File No. 333-122847
- 1940 Act File No. 811-21715

Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on March 6, 2017, regarding your review of Post-Effective Amendment No. 55 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (the “Registrant”) on behalf of its series Neuberger Berman Hedged Option Premium Strategy Fund  (the “Fund”).  Post-Effective Amendment No. 55 will become effective on April 4, 2017, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). We expect to file Post-Effective Amendment No. 58 (“PEA 58”) on April 3, 2017, which will become effective on April 4, 2017, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectus
Comment 1: Please consider whether the Fund’s name should be revised to add the word “strategy” due to the names rule since it includes “option” in the name.
Response: The Registrant has changed the Fund’s name to Neuberger Berman Hedged Option Premium Strategy Fund.
Comment 2:  Please explain why the management fee is different between Institutional Class, Class A and Class C, and Class R6 in the fee tables for the Fund.
Response:  While the Fund has a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement.  The fee rate that the

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 3, 2017

Fund pays under the administration agreement differs as between Institutional Class, Class A and Class C, and Class R6.  The management fee contained in the fee tables reflects the fees paid by the Fund under both agreements.  This presentation is permitted by Item 3, Instruction 3(a) to Form N-1A which states that, “[m]anagement Fees” include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.”
Comment 3: Please add disclosure to footnote 3 in the fee table to state that any repayment will not cause the Fund’s operating expenses to exceed the contractual expense limit that is in effect at the time the repayment takes place.
Response:  The Registrant confirms that any recoupment by the Manager will be based on the lesser of either the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.  The Registrant notes that the Fund’s SAI includes this disclosure since it states that the Fund has agreed to repay the Manager out of assets attributable to each of its respective classes for any fees waived by the Manager under the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause that class' operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower.  Since this disclosure is already included in the SAI, the Registrant does not believe the additional disclosure is needed in footnote 3 to the fee table.
Comment 4:  Please confirm whether footnote 3 to the fee table is accurate and whether it should be revised to indicate that any repayment by the Fund to the Manager must be made within three years of the date on which the Manager waived the expense.
Response:  No change was made in response to this comment.  The current disclosure accurately describes the current repayment arrangement, which permits the Manager to be repaid within three years after the year in which the expense was incurred.  We note that the 2016 AICPA Audit and Accounting Guide states that the test of whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.
Comment 5:  Please consider revising the terms “specific price,” “strike price” and “exercise price” as used with respect to options throughout the “Principal Investment Strategies” section with one term for consistency.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 3, 2017

Response: The Registrant has made the requested change and revised the terms “specific price,” “strike price” and “exercise price” as used with respect to options with “strike price” throughout the “Principal Investment Strategies” section.
Comment 6: Please consider revising the second paragraph in the “Principal Investment Strategies” section to explain the rights that a seller, such as the Fund, has rather than a purchaser.
Response:  No change was made in response to this comment since the Fund is both the buyer and seller of call and put options in the options spread strategy used by the Fund.
Comment 7:  Please consider referencing hedging in the last sentence of the second paragraph of the “Principal Investment Strategies” section.
Response:  The Registrant has revised the last sentence of the second paragraph of the “Principal Investment Strategies” section as follows:
Each of the option spreads described in (a) or (b) above are written with respect to the same reference asset, with the intention that both the upside and downside exposures are limited by the difference in the strike price (i.e., the spread) between the short and long positions (i.e., hedged).
Comment 8:  In the second sentence of the third paragraph of the “Principal Investment Strategies” section, please use a word other than “diversify” because the Fund is non-diversified.
Response:  No change was made in response to this comment.  The Fund will operate as a diversified fund, and the following sentence has been removed from the prospectus:
The Fund is non-diversified and thus may be able to invest a greater percentage of its assets in a single issuer than a diversified fund.
Comment 9:  In the “Principal Investment Strategies” section, please provide an explanation of the premiums the Fund receives in its strategy.  In this context, please consider the disclosure on page 32 of the Statement of Additional Information (“SAI”) that discusses premiums from options.
Response:  The Registrant has added the following to the third paragraph of the “Principal Investment Strategies” section as follows:
The premium the Fund receives (or pays) when it sells (or purchases) an option is the price at which the option is currently quoted on the applicable market. The premium may reflect, among other things, the current market price of the underlying reference asset, the relationship of the strike price to the market price, the historical and/or implied price volatility of the underlying reference asset, the

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 3, 2017

time to expiration, the general supply of and demand for credit, and the interest rate environment.
Comment 10:  Please clarify whether the reference to “put option” in the second sentence of the fifth paragraph in the “Principal Investment Strategies” section is a reference to long put options or short put options.
Response:  The Registrant has revised the second sentence of fifth paragraph of the “Principal Investment Strategies” section as follows:
It is also anticipated that the Fund would incur losses on the put option spreads it sold as the Fund’s put options it sold (short puts) would be exercised and the Fund would pay the option buyer the difference between the market value of the underlying instrument and the strike price; however, this payment amount can be limited or partially offset by the premium the Fund collected on selling the short put and any amount the Fund receives from exercising the put option it bought on the same underlying instrument minus the premium it paid.
Comment 11:  Please consider revising the “Principal Investment Strategies” section to discuss how the strategy has limited correlation to the equity markets as disclosed in the Fund’s goal.
Response:  The Registrant has added the following as the fourth paragraph in the “Principal Investment Strategies” section:
As further described in the following paragraphs, the Fund’s investment strategy of writing the option spreads with respect to the same reference asset but with different strike prices is intended to result in a reduced correlation to the underlying reference asset (e.g., broad-based U.S. equity indices).
Comment 12:  Please discuss the purposes of the put and call options that are not part of the options spread strategy that are described in the eighth paragraph of the “Principal Investment Strategies” section.
Response: The Registrant has revised the first sentence of the eighth paragraph as follows:
The Fund may also purchase and write call and put options~~,~~ that are not part of an options spread for speculative purposes, to enhance returns and as a means of further hedging.
Comment 13:  In the ninth paragraph of the “Principal Investment Strategies” section, please clarify what is meant by the phrase “in order to seek to offset any liabilities the Fund incurs from writing options.”

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 3, 2017

Response:  The Registrant has revised the ninth paragraph of the “Principal Investment Strategies” section as follows:
The premiums received by the Fund for writing options also will generally be invested in fixed income instruments, money market mutual funds and ETFs ~~in order to seek to offset any liabilities the Fund incurs from writing options~~.
Comment 14:  In the ninth paragraph of the “Principal Investment Strategies” section, please clarify what is meant by the phrase “because options will not require the Fund to deposit the full notional amount of the investment” by describing what is meant by notional amount.
Response:  The Registrant has revised the ninth paragraph of the “Principal Investment Strategies” section as follows:
Because the Fund will use options to gain exposure to the equity markets, and because options will not require the Fund to deposit the full notional amount (i.e., the aggregate market value of the underlying reference asset) of the investment, the Fund will invest a significant amount of its total assets in fixed income instruments, money market mutual funds and ETFs; thus its investments in options generally will not constitute a significant amount of its total assets, even though its notional exposure may equal or exceed 100% of the Fund’s total assets.
Comment 15:  If the Fund invests in below investment grade securities as part of its principal investment strategies, please disclose this in the “Principal Investment Strategies” section and add disclosure about the risks to the “Principal Investment Risks” section.
Response:  No change was made in response to this comment. The Registrant confirms that the Fund does not currently intend to invest in below investment grade securities as part of its principal investment strategies.
Comment 16:  The principal investment strategies disclosure indicates that the Fund’s investments in options generally will not constitute a significant amount of its total assets.  If there is an anticipated percentage of the Fund that will be invested in options, please disclose this percentage in the principal investment strategies.
Response:  The Registrant confirms that there is not an anticipated percentage of the Fund that will be invested in options.
Comment 17:  Please confirm that the Fund will segregate assets in accordance with current SEC guidance.
Response: The Registrant confirms the Fund intends to segregate assets and/or use covering or offsetting positions in accordance with current SEC guidance.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 3, 2017

Comment 18:  Will the Fund use OTC derivatives as part of its principal investment strategies?  If not, please consider revising the “Principal Investment Risks - Derivatives Risk” to remove the references to OTC derivatives.
Response: The Registrant has deleted the following sentence from the “Principal Investment Risks - Derivatives Risk”:
That risk is generally thought to be greater with over-the-counter (OTC) derivatives than with derivatives that are centrally cleared.
Comment 19:  Please consider revising “Principal Investment Risks - Derivatives Risk” to clarify that the general risks of derivatives apply to options.
Response:  The Registrant has revised the first sentence in the “Principal Investment Risks - Derivatives Risk” as follows:
Derivatives, such as options, involve risks different from, and in some respects greater than, the risks associated with investing in more traditional investments, such as stocks and bonds.
Comment 20:  Please consider whether any additional risks for long and short options are needed, and if so, please disclose.
Response:  No change was made in response to this comment. The Registrant confirms that the current disclosure describes the risks of long options (i.e., a purchase of an option) and short options (i.e., the sale of an option) that the Registrant and the Fund’s manager consider material.
Comment 21:  Please consider revising “Principal Investment Risks - Market Capitalization Risk” to clarify that the Fund does not invest in equity securities directly.
Response:  The Registrant has revised the first sentence in the “Principal Investment Risks - Market Capitalization Risk” as follows:
To the extent the Fund gains exposure to ~~invests in~~ securities of small-, mid-, or large-cap companies, it takes on the associated risks.
Comment 22:  Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.
Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9. Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 3, 2017

Comment 23:  Please confirm whether the second and fifth sentences in the “Information about Additional Risks - Valuation Risk” section apply to the Fund.
Response:  The second sentence in “Information about Additional Risks – Valuation Risk” has been deleted.  The fifth sentence in “Information about Additional Risks – Valuation Risk” has been revised as follows:
The value of ~~foreign securities, certain futures and~~ fixed income securities~~, and currencies, as applicable,~~ may be materially affected by events after the close of the markets on which they are traded but before the Fund determines its net asset value.
Comment 24:  On page 24 of the prospectus, it states in two places that sales charge waivers may be available depending on the financial intermediary’s policies and procedures and eligibility requirements regarding such waivers.  Please describe with specificity the requirements for these waivers.
Response:  The Registrant currently is in the process of revising the disclosure in this section to reference an appendix, which will include more specific information regarding waivers available through various financial intermediaries and which will be filed in a 497 filing on or around April 10.
Comment 25:  Please confirm whether Class R6 shares will be sold as “Clean Shares” as described in The Capital Group Companies, Inc. SEC Interpretive Letter dated January 11, 2017 (the “Interpretive Letter”). If so, please consider including disclosure about the following two requirements: (1) investors transacting in Clean Shares may be required to pay commissions to a broker; and (2) shares of the Fund are available in other classes with different fees and expenses.
Response: The Registrant confirms that if it becomes aware that any third-party intermediary intends to sell Class R6 Shares as Clean Shares, it will comply with the prospectus disclosure requirements set forth in the Interpretive Letter.
SAI
Comment 26:  Since the Fund’s fundamental policy permits the Fund to invest in commodities, after the policy, please clarify the Fund’s policy on investing in commodities.
Response:  No change was made in response to this question. The Registrant believes that the Fund’s policy with respect to commodities is disclosed on page 3 of the SAI as follows:
For purposes of the investment limitation on commodities, the Fund does not consider foreign currencies or forward contracts to be physical commodities.  Also, this limitation does not prohibit the Fund from purchasing securities backed by physical commodities, including interests in exchange-traded investment trusts

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 3, 2017

and other similar entities, or derivative instruments, or from purchasing physical commodities.
Comment 27:  Please confirm that the Fund will look through to the holdings of any underlying investment companies to the best of its ability.
Response:  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry. In addition, the Registrant is not aware of any regulatory requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473.  Thank you for your attention to this matter.
Sincerely,

/s/ Franklin H. Na